May 21, 2025 Q1 2025 BUSINESS UPDATE This release includes business updates and unaudited financial results for the three months ended March 31, 2025 ("Q1", "Q1 2025" or the "Quarter") of Cool Company Ltd. ("CoolCo" or the "Company"). Q1 Highlights and Subsequent Events • Generated total operating revenues of $85.5 million in Q1, compared to $84.6 million for the fourth quarter of 2024 ("Q4" or "Q4 2024"); • Net income of $9.11 million in Q1, compared to $29.41 million for Q4, with the decrease primarily related to the unrealized mark-to-market changes on our interest rate swaps; • Achieved average Time Charter Equivalent Earnings ("TCE")2 of $70,600 per day for Q1, compared to $73,900 per day for Q4, primarily due to an increase in repositioning expenses for both, our newbuild vessel GAIL Sagar, before commencing its long-term charter, and another vessel between its spot charters; • Adjusted EBITDA2 of $53.4 million for Q1, compared to $55.3 million for Q4; • Took delivery of newbuild vessel, GAIL Sagar, from the shipyard in January and employed her on long-term charter to GAIL (India) Limited (“GAIL”) after a delivery voyage to the U.S. Gulf during the Quarter, with GAIL having the option to extend the charter by two additional years beyond the firm fourteen-year period; • Secured floating and fixed rate employment on two redelivered vessels, which have both received LNGE upgrades, starting from Q2 2025 and Q3 2025; • Our other newbuild vessel, Kool Tiger, has achieved near continuous employment in the spot market during Q1, whilst a long-term charter is pursued; • Completion of two additional drydocks in the Quarter, and one subsequent to the Quarter, with only two out of nine TFDE vessels remaining to be drydocked; and • Subsequent to the Quarter, for the period from April 7 through May 16, 2025, the Company purchased a total of 692,180 shares at an average price of $5.59 per share under our share repurchase program. Richard Tyrrell, CEO, commented: “CoolCo had an active first quarter, marked by a vessel delivery, several vessels transitioning to new charters and dry-dockings all contributing to modestly higher quarter-on-quarter revenue. Two out of our 13 vessels were exposed to a challenging spot market during the period, as high LNG prices and extensive restocking activity drove cargos to Europe, putting downward pressure on ton-mile demand. Given these conditions, we were pleased to deliver the GAIL Sagar onto its long-term charter and secure term employment for an additional two vessels. Our results for the quarter reflect the one-off cost of positioning the GAIL Sagar, and we look forward to its full-quarter contribution starting in Q2. Looking ahead, we continue to expect not only a positive ton-mile impact from the normalization of LNG cargo flows between Europe and Asia, but also a significant increase in LNG volumes coming onto the water starting this year, as numerous projects are now on the verge of start-up – or already in commissioning – after years of development and construction. While widespread uncertainty related to geopolitics, tariff policy, and their impact on trade patterns remains a source of hesitation for certain charterers, the fixed and tangible nature of their long-term LNG transport needs is prompting a return to securing tonnage on a multi-year basis. The geopolitical environment is favorable for new LNG projects, and even before the impact of these additional prospective volumes from new projects, we continue to expect a tightening market driven by post-FID LNG volumes coming online and the expected extensive scrapping of aging steam turbine vessels now completing existing charters. As this process unfolds, we intend to remain patient, disciplined, and focused on maximizing long-term shareholder value.” 1 Net income includes a mark-to-market loss on interest rate swaps amounting to $3.8 million for Q1 2025, compared to gain of $11.0 million for Q4 2024, of which $5.3 million was unrealized loss for Q1 2025 compared to $9.0 million unrealized gain for Q4 2024. 2 Refer to 'Appendix A - Non-GAAP financial measures and definitions’, for definitions of this measure and a reconciliation to the nearest GAAP measure.

Financial Highlights

The table below sets forth certain key financial information for Q1 2025, Q4 2024, and the three months ended March 31, 2024 ("Q1 2024").

(in thousands of $, except average daily TCE)	Q1 2025	Q4 2024	Q1 2024
Time and voyage charter revenues	81,139	80,764	78,710
Total operating revenues	85,546	84,567	88,125
Operating income	34,591	38,544	44,097
Net income[1]	9,072	29,387	36,812
Adjusted EBITDA[2]	53,402	55,303	58,541
Average daily TCE[2] (to the closest $100)	70,600	73,900	77,200

LNG Market and Outlook

While down from winter highs, delivered LNG pricing into Europe has remained materially elevated relative to both long-term averages and lower levels that typically attract price-sensitive Asian buyers. As a result, charterers with destination-flexible cargos—primarily sourced from the U.S. Gulf—have continued to redirect voyages away from Asia and into Europe, with a corresponding negative impact on ton-mile demand for LNG carriers. Older steam turbine vessels have been the most affected, accounting for two-thirds of the current idle fleet, which rose to 7.5% of the global fleet in May. In March 2025, the proportion of U.S. LNG exports going to Europe reached a record high of 80%, and levels remained elevated at over 70% in April. These flows have helped Europe restock to 44% of storage capacity as of mid-May, well above the 35% seasonal low recorded in April. While this restocking underscores Europe's continued prioritization of energy security even at high commodity prices, demand is expected to decline as storage reaches more comfortable levels. This sets the stage for lower LNG prices, increased cargo flows into Asia, and an improved shipping market, consistent with typical seasonal strengthening in the second quarter. The long-term charter market, meanwhile, continues to exhibit less volatility than the spot market.

By the end of 2025, the run-rate of LNG production is scheduled to reach 460 MTPA, 9% above current levels, as large projects continue to come online. Additionally, the commencement of commercial operations at Calcasieu Pass (10 MTPA) has triggered the delivery of vessels onto their long-term charters, removing them from the spot market. While these volumes will phase in over the course of 2025 and into next year, their combined impact is expected to both increase vessel demand and bring about a more balanced charter market.

By 2028, global LNG production is on track to approach 600 MTPA, based solely on projects already under construction. With many vessels already assigned to these projects, and with ongoing scrapping of aging steam turbine vessels, many of which are coming off their initial long-term charters and struggling to find employment, we expect the market to fully absorb the current newbuild orderbook and continue to generate compelling time charter opportunities for our high-quality, relatively modern fleet.

[1] Net income includes a mark-to-market loss on interest rate swaps amounting to $3.8 million for Q1 2025, compared to gain of $11.0 million for Q4 2024, of which $5.3 million was unrealized loss for Q1 2025 compared to $9.0 million unrealized gain for Q4 2024.

[2] Refer to 'Appendix A - Non-GAAP financial measures and definitions', for definitions of this measure and a reconciliation to the nearest GAAP measure.

Operational Review CoolCo's fleet maintained strong performance in the Quarter, achieving 88% fleet utilization in Q1 2025 (Q4 2024: 92%), including the impact of the commercial off-hire period due to repositioning of one redelivered vessel between spot charters and the newbuild vessel GAIL Sagar, after taking delivery in January and commencing its fourteen-year long-term charter in February. During the Quarter, the Kool Kelvin completed its drydock on-time within 28 days and below budget. The Kool Glacier entered drydock in January, which was completed along with upgrades for LNGE specifications ahead of schedule in March, and began its new charter in April 2025. Subsequent to the Quarter, the Kool Blizzard completed its drydock and LNGE upgrade within 40 days. These LNGE upgrades include a high-capacity sub-cooler retrofit and various other performance enhancements. Business Development Chartering activity in the Quarter remained subdued. Long-term charterers have responded by pushing out their requirements in the expectation that nearer-term cargos can be transported with vessels from the spot market. Nonetheless, CoolCo successfully found near-continuous employment in the spot market for one of its newbuild vessels, the Kool Tiger, whilst a long-term charter is pursued. The excellent performance of the Kool Husky after its performance upgrade to LNGE specification has resulted in CoolCo successfully securing floating rate employment until 2028, starting in the third quarter of 2025. The vessel will trade in the spot market from its redelivery in April, until its delivery onto this new time charter. The Kool Glacier, after receiving LNGE upgrades, has successfully secured fixed rate employment for twelve months, starting from late April 2025. Financing and Liquidity CoolCo took delivery of the GAIL Sagar on January 6, 2025 from Hyundai Samho Heavy Industries in the Republic of Korea and simultaneously entered into a sale and leaseback financing arrangement with a subsidiary of Huaxia Financial Leasing Co. Ltd (“Huaxia”). Under this financing arrangement, we have options to repurchase the GAIL Sagar during the fourteen-year lease period and an obligation to repurchase the vessel at the end of the lease period. The sale and leaseback facility matures in January 2039. Pursuant to this facility, CoolCo provided a corporate guarantee in favor of Huaxia. As of March 31, 2025, CoolCo had cash and cash equivalents of $135.4 million and total short and long-term debt, net of deferred finance charges, amounting to $1,429.6 million. Total Contractual Debt2 stood at $1,446.2 million, which is comprised of $437.7 million in respect of the Senior Secured Reducing Revolving Credit Facility (the “RRCF”) maturing in December 2029, $623.1 million in respect of our upsized $520 million term loan facility (the “upsized TLF May 2029”) maturing in May 2029, and the sale and leaseback financing arrangements in respect of the Kool Tiger, amounting to $177.6 million maturing in October 2034 and GAIL Sagar, amounting to $207.8 million maturing in January 2039. During Q1, CoolCo entered into a further $50.0 million interest rate swap agreement with various financial institutions converting floating rate interest obligations under the RRCF to fixed interest rate, effective from February 2027 until September 2029. Subsequent to the Quarter, we entered into further $100.0 million interest rate swap agreements in respect of the RRCF, effective from February 2027 until September 2029. We also entered into a further $97.9 million interest rate swap agreements in respect of the upsized TLF May 2029, effective from August 2025 until February 2029. Overall, the Company’s near-term interest rate on its debt is currently fixed or hedged for approximately 75% of the notional amount of net debt, adjusting for existing cash on hand. 2 Refer to 'Appendix A - Non-GAAP financial measures and definitions’, for definitions of this measure and a reconciliation to the nearest GAAP measure.

Corporate and Other Matters In April 2025, the Company initiated purchases under its previously announced share repurchase program to repurchase up to 7,000,000 shares for a total amount of up to $40 million during the period from April 1, 2025 until no later than December 31, 2026, pursuant to an agreement with DNB Markets, Inc. and DNB Markets, a part of DNB Bank ASA. For the period from and including April 7, 2025 through May 16, 2025, the Company purchased a total of 692,180 shares at an average price of $5.59 per share. As of May 16, 2025, CoolCo had 53,034,538 shares issued and outstanding, excluding the 692,180 treasury shares held by the Company (as a result of the disclosed share repurchases). Of the outstanding shares, 31,254,390 (58.9%) were owned by EPS Ventures Ltd. and 21,780,148 (41.1%) were owned by other investors in the public markets. The manner, timing, pricing and amount of any repurchases will depend on a number of factors including market conditions, the Company’s financial position and capital requirements, financial conditions, competing uses of cash and other factors, and the share repurchase program may not be completed in full.

Forward Looking Statements This press release and any other written or oral statements made by us in connection with this press release include forward-looking statements within the meaning of and made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, that address activities and events that will, should, could, are expected to or may occur in the future are forward- looking statements. You can identify these forward-looking statements by words or phrases such as “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “outlook,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions. These forward-looking statements include statements relating to our outlook, industry and business trends, outlook and prospects, expected trends in the chartering market including the expected normalization of cargo volumes, expectations about prospects for the market, charters and terms thereof including start dates and expectations on chartering and charter rates, expected drydockings including the timing and duration thereof, our liquidity, our share buyback program, interest rate hedging, expected impact of LNG and liquefaction projects expected to come on line and expected production and expected timing thereof and the expected impact on the supply of and demand for vessels, expected continued or alternative business opportunities for any of our vessels, expected opportunities for more modern vessels, expectations of steam-turbine vessels leaving the market and being idled and scrapped, market outlook and LNG vessel newbuild order-book and expectations that newbuilds will be absorbed in the market, statements made under “LNG Market and Outlook” and other non-historical statements. The forward-looking statements in this document are based upon management’s current expectations, estimates and projections. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements, including: • general economic, political and business conditions, including the impact of sanctions and other measures; • general LNG market conditions, including fluctuations in charter hire rates and vessel values; • changes in demand in the LNG shipping industry, including the market for our vessels; • changes in the supply of LNG vessels, including whether older vessels leave the market as and when expected; • our ability to successfully employ our vessels and the rates we are able to achieve; • changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs; • the timing and duration of drydocking and whether vessels upgrades deliver expected results; • the timing of LNG projects coming on line and the impact on supply and demand; • compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations; • risks related to climate-change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate-change and the potential impact on the demand for the LNG shipping industry; • changes in governmental regulation, tax and trade matters and tariff policies actions taken by regulatory authorities; • potential disruption of shipping routes and demand due to accidents, piracy or political events and/or instability, including the ongoing conflicts in the Middle East and changes in political leadership in the US and other countries; • vessel breakdowns and instances of loss of hire; • vessel underperformance and related warranty claims; • our access to financing and ability to repay or refinance our facilities; • continued borrowing availability under our credit facilities and compliance with the financial covenants therein;

• fluctuations in foreign currency exchange and interest rates; • potential conflicts of interest involving our significant shareholders; • the number of shares that we repurchase under our share repurchase program and the prices of such repurchases; • information system failures, cyber incidents or breaches in security; and • other risks indicated in the risk factors included in our Annual Report on Form 20-F for the year ended December 31, 2024 and other filings with and submission to the U.S. Securities and Exchange Commission. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements. As a result, you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward- looking statements, whether as a result of new information, future events or otherwise unless required by law. Responsibility Statement We confirm that, to the best of our knowledge, the unaudited condensed consolidated financial statements for the period ended March 31, 2025, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the financial report for the period ended March 31, 2025 includes a fair review of important events that have occurred during the period and their impact on the unaudited condensed consolidated financial statements, the principal risks and uncertainties, and major related party transactions. May 21, 2025 Cool Company Ltd. London, UK Questions should be directed to: c/o Cool Company Ltd - +44 20 7659 1111 Richard Tyrrell (Chief Executive Officer & Director) Cyril Ducau (Chairman of the Board) John Boots (Chief Financial Officer) Antoine Bonnier (Director) Joanna Huipei Zhou (Director) Sami Iskander (Director) Neil Glass (Director) Peter Anker (Director)

Cool Company Ltd. Unaudited Condensed Consolidated Statements of Operations (in thousands of $) Jan-Mar 2025 Oct-Dec 2024 Jan-Mar 2024 Time and voyage charter revenues 81,139 80,764 78,710 Vessel and other management fee revenues 743 722 4,923 Amortization of intangible assets and liabilities - charter agreements, net 3,664 3,081 4,492 Total operating revenues 85,546 84,567 88,125 Vessel operating expenses (19,019) (18,489) (17,594) Voyage, charter hire and commission expenses, net (4,561) (2,742) (1,439) Administrative expenses (4,900) (4,952) (6,059) Depreciation and amortization (22,475) (19,840) (18,936) Total operating expenses (50,955) (46,023) (44,028) Operating income 34,591 38,544 44,097 Financial income/(expense): Interest income 1,545 1,793 1,705 Interest expense (23,092) (20,978) (19,678) (Losses)/gains on derivative instruments (3,849) 11,037 11,301 Other financial items, net (33) (1,185) (480) Financial expenses, net (25,429) (9,333) (7,152) Income before income taxes and non-controlling interests 9,162 29,211 36,945 Income taxes, net (90) 176 (133) Net income 9,072 29,387 36,812 Net income attributable to non-controlling interests — (2,034) (238) Net income attributable to the Owners of Cool Company Ltd. 9,072 27,353 36,574 Net income attributable to: Owners of Cool Company Ltd. 9,072 27,353 36,574 Non-controlling interests — 2,034 238 Net income 9,072 29,387 36,812

Cool Company Ltd. Unaudited Condensed Consolidated Balance Sheets At March 31, At December 31, (in thousands of $, except number of shares) 2025 2024 (Audited) ASSETS Current assets Cash and cash equivalents 135,389 165,274 Intangible assets, net 801 629 Trade receivable and other current assets 14,621 7,643 Inventories 4,078 3,666 Total current assets 154,889 177,212 Non-current assets Restricted cash 480 446 Intangible assets, net 6,939 7,469 Newbuildings — 105,668 Vessels and equipment, net 2,183,203 1,939,626 Other non-current assets 8,684 12,715 Total assets 2,354,195 2,243,136 LIABILITIES AND EQUITY Current liabilities Current portion of long-term debt and short-term debt 77,444 141,996 Trade payable and other current liabilities 82,860 101,734 Total current liabilities 160,304 243,730 Non-current liabilities Long-term debt 1,352,191 1,163,879 Other non-current liabilities 70,665 74,027 Total liabilities 1,583,160 1,481,636 Equity Owners' equity includes 53,726,718 (2024: 53,726,718) common shares of $1.00 each, issued and outstanding 771,035 761,500 Total equity 771,035 761,500 Total liabilities and equity 2,354,195 2,243,136

Cool Company Ltd. Unaudited Condensed Consolidated Statements of Cash Flows (in thousands of $) Jan-Mar 2025 Jan-Mar 2024 Operating activities Net income 9,072 36,812 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization expenses 22,475 18,936 Amortization of intangible assets and liabilities arising from charter agreements, net (3,664) (4,492) Amortization of deferred charges and fair value adjustments 870 881 Drydocking expenditure (8,995) (1,494) Compensation cost related to share-based payment, net 463 640 Change in fair value of derivative instruments 5,264 (8,145) Changes in assets and liabilities: Trade accounts receivable (4,991) 699 Inventories (412) 3,350 Other current and other non-current assets (2,329) (3,533) Amounts from / (due to) related parties 4 (216) Trade accounts payable (690) 3,057 Accrued expenses 843 (3,154) Other current and non-current liabilities (10,576) (4,780) Net cash provided by operating activities 7,334 38,561 Investing activities Additions to vessels and equipment (20,532) (2,571) Additions to newbuildings (139,779) (22,300) Additions to intangible assets — (132) Net cash used in investing activities (160,311) (25,003) Financing activities Proceeds from short-term and long-term debt 135,892 — Repayments of short-term and long-term debt (11,341) (19,355) Financing arrangement fees and other costs (1,425) — Cash dividends paid — (22,018) Net cash provided by / (used in) financing activities 123,126 (41,373) Net decrease in cash, cash equivalents and restricted cash (29,851) (27,815) Cash, cash equivalents and restricted cash at beginning of period 165,720 137,338 Cash, cash equivalents and restricted cash at end of period 135,869 109,523

Cool Company Ltd.

Unaudited Condensed Consolidated Statements of Changes in Equity

	For the three months ended March 31, 2025						
(in thousands of $, except number of shares)	Number of common shares	Owners' Share Capital	Additional Paid-in Capital[1]	Retained Earnings	Owners' Equity	Non-controlling Interests	Total Equity
Consolidated balance at December 31, 2024 (audited)	**53,726,718**	**53,727**	**510,780**	**196,993**	**761,500**	**—**	**761,500**
Net income	—	—	—	9,072	**9,072**	—	**9,072**
Share based payments contribution	—	—	463	—	**463**	—	**463**
Consolidated balance at March 31, 2025	**53,726,718**	**53,727**	**511,243**	**206,065**	**771,035**	**—**	**771,035**

[1] Additional paid-in capital refers to the amount of capital contributed or paid-in over and above the par value of the Company's issued share capital.

	For the three months ended March 31, 2024						
(in thousands of $, except number of shares)	Number of common shares	Owners' Share Capital	Additional Paid-in Capital[1]	Retained Earnings	Owners' Equity	Non-controlling Interests	Total Equity
Consolidated balance at December 31, 2023 (audited)	**53,702,846**	**53,703**	**509,327**	**172,960**	**735,990**	**70,590**	**806,580**
Net income	—	—	—	36,574	**36,574**	238	**36,812**
Share based payments contribution	—	—	640	—	**640**	—	**640**
Dividends	—	—	—	(22,018)	**(22,018)**	**—**	**(22,018)**
Consolidated balance at March 31, 2024	**53,702,846**	**53,703**	**509,967**	**187,516**	**751,186**	**70,828**	**822,014**

[1] Additional paid-in capital refers to the amount of capital contributed or paid-in over and above the par value of the Company's issued share capital.

Appendix A - Non-GAAP Financial Measures and Definitions Non-GAAP Financial Metrics Arising from How Management Monitors the Business In addition to disclosing financial results in accordance with US generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation and discussion contain references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with US GAAP, and the financial results calculated in accordance with US GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similar titles, measures and disclosures used by other companies. The reconciliations of these non-GAAP measures to the closest US GAAP measures should be carefully evaluated. Non-GAAP measure Closest equivalent US GAAP measure Adjustments to reconcile to primary financial statements prepared under US GAAP Rationale for presentation of the non-GAAP measure Performance Measures Adjusted EBITDA Net income '+/- Other non-operating income +/- Net financial expense, representing: Interest income, Interest expense, (Gains)/losses on derivative instruments and Other financial items, net +/- Income taxes, net + Depreciation and amortization +/- Amortization of intangible assets and liabilities - charter agreements, net Increases the comparability of total business performance from period to period and against the performance of other companies by removing the impact of other non- operating income, depreciation, amortization of intangible assets and liabilities - charter agreements, net, financing and income tax. Average daily TCE Time and voyage charter revenues - Voyage, charter hire and commission expenses, net The above total is then divided by calendar days less scheduled off-hire days. Measure of the average daily net revenue performance of a vessel. Standard shipping industry performance measure used primarily to compare period-to- period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods. Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

Liquidity measures Total Contractual Debt Total debt (current and non-current), net of deferred finance charges '+ Deferred finance charges Contractual debt represents our actual debt obligations under our various financing arrangements. We believe that this measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations.

Reconciliations - Performance Measures

Adjusted EBITDA

(in thousands of $)	Jan-Mar 2025	Oct-Dec 2024	Jan-Mar 2024
Net income	**9,072**	**29,387**	**36,812**
Interest income	(1,545)	(1,793)	(1,705)
Interest expense	23,092	20,978	19,678
Losses/(gains) on derivative instruments	3,849	(11,037)	(11,301)
Other financial items, net	33	1,185	480
Income taxes, net	90	(176)	133
Depreciation and amortization	22,475	19,840	18,936
Amortization of intangible assets and liabilities - charter agreements, net	(3,664)	(3,081)	(4,492)
Adjusted EBITDA	**53,402**	**55,303**	**58,541**

Average daily TCE

(in thousands of $, except number of days and average daily TCE)	Jan-Mar 2025	Oct-Dec 2024	Jan-Mar 2024
Time and voyage charter revenues	81,139	80,764	78,710
Voyage, charter hire and commission expenses, net	(4,561)	(2,742)	(1,439)
	76,578	78,022	77,271
Calendar days less scheduled off-hire days	1,085	1,056	1,001
Average daily TCE (to the closest $100)	**$ 70,600**	**$ 73,900**	**$ 77,200**

Reconciliations - Liquidity measures

Total Contractual Debt

(in thousands of $)	At March 31, 2025	At December 31, 2024
Total debt (current and non-current), net of deferred finance charges	1,429,635	1,305,875
Add: Deferred finance charges	16,606	15,815
Total Contractual Debt	**1,446,241**	**1,321,690**

Other definitions

Contracted Revenue Backlog

Contracted revenue backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term. Contracted revenue backlog is not intended to represent Adjusted EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement to and not a substitute for our US GAAP measures of performance.

This information is subject to the disclosure requirements in Regulation EU 596/2014 (MAR) article 19 number 3 and section 5-12 of the Norwegian Securities Trading Act.